UNIVEC
4810 Seton Drive
Baltimore, MD 21215
Telephone: (410) 347-9959
Fax: (410) 347-1542

Securities and Exchange Commission                                                     July 27, 2005
Washington, D.C. 20549

Re: File No. 0-22413

Gentlemen:
This letter is in response to your June 24, 2005 comment letter to Univec Inc. (Registrant) (File No. 0-22413).

Item 4.01 - Change in Registrant’s Certifying Accountant

    Comment # 1) For the years ended December 31, 2003 and 2002, MCO had issued unqualified opinions on the Registrant’s financial statements. There had been no adverse, disclaimers or qualified opinions as to uncertainties, audit scope or accounting principles. These opinions are now changed by the effects of Item 4.02 as reported in the Form 8-K dated June 13, 2005 and the supplementary information provided in response to Comment # 2 below..

    Comment # 2) In reply to your comment # 2 regarding supplementary information regarding “accounting disagreements” --- Form 8-K filed June 13, 2005, Item 4.01 “Change in Registrant’s Certifying Accountant” and 4.02 “Non-reliance On Previously Issued Financial Statements”.

    Comment # 2 - 1) The disagreement relates to Registrant’s financial statements for the fiscal years ended December 31, 2004 and 2003.

    Comment # 2 - 2) The disagreement relates to the Registrant’s use of the Gross Recognition Method of accounting for financial revenue and related Cost of Goods Sold for the Group Purchasing Operations (GPO) of PPSI, a wholly owned subsidiary of the Registrant.

    Comment # 2 - 3) The amount involved represents a reduction of both Gross Revenue and related Cost of Goods Sold of $17,675,068 and no change in Net Loss for the year ended December 31, 2004. The amount involved represents a reduction of both Gross Revenue and related Cost of Goods Sold of $15,934,519 and no change in Net Loss for the year ended December 31, 2003.

    Comment # 2 - 4) The disagreement could not be resolved because both the Registrant and the former accountant were adamant that their respective positions on the issue of the presentation of Gross versus Net Revenue are correct in these circumstances. Thus, the former accountant resigned on June 9, 2005.

    Comment # 2 - 5) The amounts as reported in the response to Comment # 2 - 3) above were determined by the Chief Financial Officer of the Registrant.

    Comment # 2 - 6) The Registrant believes that the Gross Recognition Method of accounting for financial revenue and related Cost of Goods Sold is correct in these circumstances. Until indisputable evidential matter is presented to refute this conviction, the Registrant will not restate the financial results for any period.

    Comment # 3) Item 304 (a)(1):

Paragraph C) The subject matter of the disagreement deals with the Registrant’s utilization of the “Gross” accounting method for recognizing sales revenue and related cost of sales expense for the Group Purchasing Operations (GPO) of PPSI. The Registrant has used the Gross method since it initiated this program in February, 2003.

Paragraph D) The Registrant’s Board of Directors discussed the subject matter of the disagreement with MCO at a board meeting held on June 8, 2005. The Board of Directors’ Audit Committee had discussed the disagreement with MCO on various prior occasions.

Paragraph E) The Registrant has authorized its former principal registered independent public accounting firm to respond fully to the inquiries of the successor accountant in regard to the subject matter of this disagreement.

    Comment # 4) The former accountant has supplied a letter dated July 26, 2005 (copy attached) stating that the accountant agrees with the above referenced Item 304 disclosures.

ITEM 4.02. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW.

    Comment # 5) The Registrant’s Audit Committee and Board of Directors each discussed the subject matter of the disagreement with MCO prior to their resignation on June 9, 2005.

    Comment # 6) The former accountant has supplied a letter dated July 27, 2005 (copy attached) stating that the accountant agrees with the Registrant’s response to Item 4.02(b).

    Comment # 7) The Registrant has not as yet determined whether there will be any restatements of financial statements for the year-ended December 31, 2003 or any of the fiscal quarters starting with the quarter-ended March 31, 2003 through the quarter-ended September 30, 2004. Restatement of the year ended December 31, 2003, if any, will be reflected in the Registrant’s Annual Report on Form 10-KSB for fiscal 2004, which is expected to be filed within the next several weeks.. Any possible restatement of the year-ended December 31, 2003 must be discussed with the successor accountant before any such restatement is submitted.

    Comment # 8) The Registrant’s Chief Executive Officer and Chief Financial Officer, the certifying officers, have considered the effect of the disagreement, not as yet agreed to be an error, on the adequacy of the Registrant’s disclosure controls and procedures as of the end of the period covered by the Form 10-K for the year ended December 31, 2003 and the Form’s 10-QSB for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

    Comment # 9) The Registrant recognizes its responsibility to file a new Item 4.01 Form 8-K within four days following the engagement of a new principal registered independent public accounting firm. This requirement will be met upon the engagement of the new firm.

Sincerely,

By: /s/ David Dalton
David Dalton
Chief Executive Officer

Most & Company, LLP
Certified Public Accountants	275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

July 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                    Re: Univec, Inc.
                                    File No.: 0-22413
Ladies and Gentlemen:

We have read the statements that we understand Univec, Inc. will include under Items 4.01 and 4.02 of the Form 8-K/A it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with any other statements made in the Form 8-K/A.

                                    Very truly yours,

                                    /s/ Most & Company, LLP
                                    Most & Company, LLP
                                    Certified Public Accountants